SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, and Form S-8 No. 333-13846.

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: February 17, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, February 17, 2005

CPR AND CAW-TCA CANADA REACH AGREEMENT IN PRINCIPLE ON THREE-YEAR CONTRACT WITH FREIGHT CAR AND LOCOMOTIVE REPAIR AND SERVICING EMPLOYEES

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) and the CAW-TCA Canada announced today that they have reached agreement in principle to renew collective agreements governing approximately 2,600 employees who maintain and repair locomotives and rail cars.

The three-year agreement, which extends to the end of 2007, provides for wage, benefits, work rule and productivity improvements. Details are not available pending ratification.

“The manner in which this agreement was negotiated speaks to the positive business relationship that exists between CPR and the CAW-TCA Canada,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “We have reached an agreement that delivers value for CPR’s shareholders and recognizes the important contribution these employees make to safe and efficient rail operations and reliable service.”

Tom Murphy, President Local 101 with the CAW — TCA Canada, said the agreement is the first in 18 years that was secured with CPR without the use of third-party assistance. “We are very pleased to see the successful conclusion of this negotiation,” Mr. Murphy said.

Ratification results will be determined over the next few months.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

End

Contacts
Media:	Investors:
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca